22003033

SEC
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FEB 14 2022
Washington DC
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SEC FILE NUMBER
8-47036

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JBS Liberty Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

708 McLain Road
(No. and Street)

Kannapolis (City) NC (State) 28083 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracy M VanHamme (Name) 704-295-6631 (Area Code – Telephone Number) tvanhamme@jbsig.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA PC
(Name – if individual, state last, first, and middle name)

126 E Lake St, Ste 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

10/20/09 (Date of Registration with PCAOB)(if applicable) 3874 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tracy M VanHamme, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JBS Liberty Securities Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

Jeffrey D. Jones
NOTARY PUBLIC
Cabarrus County
North Carolina
My Commission Expires December 12, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JBS LIBERTY SECURITIES, INC.
Table of Contents

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Stockholder of JBS Liberty Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JBS Liberty Securities, Inc. as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JBS Liberty Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JBS Liberty Securities, Inc.'s management. Our responsibility is to express an opinion on JBS Liberty Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JBS Liberty Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents within the financial statements has been subjected to audit procedures performed in conjunction with the audit of JBS Liberty Securities, Inc.'s financial statements. The supplemental information is the responsibility of JBS Liberty Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JBS Liberty Securities, Inc.'s auditor since 2020.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

January 27, 2022

JBS LIBERTY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

ASSETS	
Current assets:	
Cash and cash equivalents	$ 153,071
Receivables from broker-dealers	3,937
Contract fees receivable	9,000
Other receivables	1,600
Prepaid expenses	1,170
Deferred tax asset	10,595
	179,373
Total assets	$ 179,373

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Current liabilites:	
Accounts payable and accrued expenses	7,401
Total liabilities	7,401
STOCKHOLDER'S EQUITY	
Common stock; 100 shares issued, authorized and outstanding, no par value	-
Contributed capital	105,000
Retained earnings	66,972
Total stockholder's equity	171,972
Total liabilities and stockholder's equity	$ 179,373

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021

REVENUE	
Retail commissions	$ 340,683
Service fees	100,256
Debt forgiveness - PPP	45,300
Total revenue	486,239
OPERATING EXPENSES	
Employee compensation and benefits	232,694
Management fees	56,400
Regulatory fees and expenses	20,969
Rent and occupancy	28,771
Professional fees	21,800
General and administrative expenses	13,025
Insurance	21,256
Miscellaneous	16,513
Total operating expenses	411,428
Net income before income taxes	74,811
PROVISION FOR INCOME TAXES	
Current - benefit	-
Deferred	(8,199)
Total provision for income taxes	(8,199)
Net income	$ 66,612

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2021

	Contributed Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2020	$ 105,000	$ 360	$ 105,360
Net income for the year ended December 31, 2021	-	66,612	66,612
BALANCE AT DECEMBER 31, 2021	$ 105,000	$ 66,972	$ 171,972

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 66,612
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in receivables from broker-dealers	9,226
Decrease in contract fees receivable	4,500
Increase in other receivables	(749)
Decrease in prepaid expenses	14
Decrease in accounts payable and accrued expenses	(334)
Decrease in deferred tax asset	8,200
Net cash provided by operating activities	87,469
CASH FLOW FROM FINANCING ACTIVITIES	
Adjustments to reconcile net income to net cash provided by financing activities:	
Changes in financing:	
Decrease in notes payable	(45,300)
Net cash provided by financing activities	(45,300)
Increase in cash	42,169
CASH, BEGINNING OF YEAR	110,902
CASH, END OF YEAR	$ 153,071

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid for income taxes	$ -
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

JBS Liberty Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Kannapolis, North Carolina, and is a wholly owned subsidiary of Synergy Holding Group, Inc.

The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle market businesses. The Company maintains no cash or securities for its customers nor does it carry or clear transactions for its customers. The Company clears all of its customer transactions through other broker dealers on a fully disclosed basis.

Basis of Presentation

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of operations. Marketable securities are recorded at market value. There were no securities held during or as of the year ended December 31, 2021.

Receivables from Broker-Dealers and Contract Fee

Receivables from broker-dealers are reported at the amount management expects to collect on balances outstanding at year-end. Receivables from contract fees are reported at the amount management charges for being licensed with the broker-dealer. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible. There were no losses during 2021 and no allowance was recognized.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting the standard.

All commissions and related clearing expenses are recognized in the month in which the transactions associated with the commissions are completed (settlement date). GAAP requires revenue to be recognized in the month in which the transactions associated with the commissions are earned (trade date). Generally, there is no material difference between settlement date and trade date in the recognition of this revenue.

Service fees are charged on a monthly basis for being sponsorship of registered representatives who provide certain third party administrative services.

Income Taxes

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if there is uncertainty regarding their realization.

Unrecognized Tax Benefit

The Company accounts for income taxes, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes related primarily to temporary differences in depreciation calculated for book and tax purposes, allowance for doubtful accounts, and contingent liabilities. The deferred tax asset represents the future tax benefit of those differences.

The Company records net deferred tax assets to the extent the assets will more likely than not be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its stockholder will not be subject to additional tax, penalties, and interest as a result of such challenge. The income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. No valuation allowance was established as of December 31, 2021, as full realization of the future deductions is anticipated.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 21% to income before income taxes follows for the years ended December 31:

	2021
Tax expense at statutory rate	7,394
State income tax	805
Other	0
	$ 8,199

The components of the provision for income taxes expense for the years ended December 31, 2021 are as follows:

	2021
Current:	
Federal	$ 0
State	0
	0
Deferred:	
Federal	7,394
State	805
	8,199
	$ 8,199

NOTE 2 – INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2021
Deferred income tax asset:	
State tax loss carryforward	2,421
Federal income tax loss	8,174
Deferred income tax asset	$ 10,595

Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows, or financial position.

As of December 31, 2021, the Company had state net operating loss carryforwards of $102,155 that can be deducted against future taxable income. These tax carryforward amounts begin to expire in 2031.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company reimburses a related party for management fees and a portion of its operating expenses. During the year ended December 31, 2021, the Company paid approximately $56,400 for management fees and $28,771 for other operating expenses.

The Company allocates certain expenses between itself and its affiliates. During 2021, the Company reevaluated its allocation for rent and payroll expenses. These amounts are allocated between companies based upon the level of activity at each company. As a result, the Company increased the percentage of expense allocated to the Company in order to better match expenses with the revenue stream.

At December 31, 2021, there was $0 due to related parties.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to concentrations of credit risk primarily in its contract fees receivable. Contract fees receivable amounted to $9,000 at December 31, 2021. As of December 31, 2021, one customer accounted for one hundred percent of total contract fees receivable.

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2021 provided

NOTE 4 – CONCENTRATIONS OF CREDIT RISK (Continued)

$250,000 of insurance coverage on deposit accounts. At December 31, 2021, the Company had no uninsured cash balances.

NOTE 5 – CONTINGENCIES AND COMMITMENTS

The Company, in the course of its normal operations, is subject to investigations, claims and lawsuits. In management's opinion, any such outstanding matters of which the Company has knowledge have been reflected in the financial statements or would not have a material adverse effect on the Company's financial position and results of operations.

NOTE 6 – PPP LOAN

The Company received a loan from BB&T (Bank) under the federal Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan is subject to a note dated May 7, 2020. The Company received official notification that 100% of the PPP loan was forgiven. The amount is recorded as Debt forgiveness – PPP on the Statement of Operations.

NOTE 7 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $149,607, which exceeded the minimum net capital requirements by $144,607. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2021.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring through the date of the Independent Registered Public Accounting Firm report. The Company feels that no material events have occurred through that date that would require recording or disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

As of December 31, 2021

JBS LIBERTY SECURITIES, INC.
SCHEDULE I - COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2021

Net Capital		
Total stockholder's equity	$	171,972
Other allowable credits		
PPP forgivable loan		-
Deductions and/or charges:		
Nonallowable assets:		
Other assets		(11,770)
Deferred income taxes		(10,595)
Net capital	$	149,607
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	7,401
Other unrecorded amounts		-
Aggregate indebtedness	$	7,401
Computation of Basic Net Capital Requirements		
6-2/3% of aggregate indebtedness	$	493
Minimum Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	144,607
Ratio: Aggregate Indebtedness to net Capital		4.95%
Excess Net Capital at 120%	$	143,607

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2021

JBS LIBERTY SECURITIES, INC.

SCHEDULES II & III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Not applicable

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Not applicable

JBS LIBERTY SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EXEMPTION REPORT

For the Year Ended December 31, 2021

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Stockholder of JBS Liberty Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which JBS Liberty Securities did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund retailer on an application-way basis directly with the issuer or underwriter, broker selling variable life insurance or annuities on an application-way basis to retail customers, selling variable annuities on a wholesale basis to other member firms, municipal securities broker, and private placements of securities, and JBS Liberty Securities (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

JBS Liberty Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about JBS Liberty Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 27, 2022

JBS LIBERTY SECURITIES, INC.
EXEMPTION REPORT
December 31, 2021

RULE 15c3-3 EXEMPTION REPORT

JBS Liberty Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund retailer on an application-way basis directly with the issuer or underwriter, broker selling variable life insurance or annuities on an application-way basis to retail customers, selling variable annuities on a wholesale basis to other member firms, municipal securities broker, and private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified provision throughout the most recent fiscal year without exception.

JBS Liberty Securities, Inc.

I, Tracy M. VanHamme, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Tracy M VanHamme

Tracy M. VanHamme
CFO